UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 13)

Western Asset Inflation Management Fund Inc. (IMF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95766U107

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 95766U107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  914,101

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  914,101

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

914,101

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

9.49%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 13 ("Amendment No. 13") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3 is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 914,101 shares of IMF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 9.49% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 914,101 shares, which represents 9.49% of the outstanding shares. Karpus Investment Management Profit Sharing Plan currently owns 1,715 shares, purchased on March 17, 2006 at $16.54 (700 shares), June 14, 2006 at $15.86 (800 shares) and on November 16, 2006 at $15.81 (600 shares). The Plan sold shares on August 7, 2006 at $17.42 (231 shares) and on January 25, 2007 at $17.08 (154 shares). Garnsey Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.23%, Kathleen F. Crane owns 0.07% and Joann Van Degriff owns 0.06%.Garnsey Partners L.P. currently owns 32,575 shares of IMF. Apogee Partners L.P. is a also a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 1.61%, Dana R. Consler owns 0.74% and Cody B. Bartlett Jr. owns 0.53%. Apogee Partners currently owns 22,597 shares of IMF. None of the other Principals of KIM presently own shares of IMF.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 3/9/2007 3900  $16.03
 3/12/2007 2675  $16.02
 3/13/2007 300  $16.04
 3/15/2007 3425  $16.04
 3/15/2007 -252  $16.03
 3/16/2007 700  $16.03
 3/19/2007 2000  $16.06
 3/20/2007 400  $16.03
 3/22/2007 3250  $16.03
 3/28/2007 1500  $16.08
 3/29/2007 7325  $16.08
 3/29/2007 -4000  $16.09
 3/30/2007 500  $16.10
 4/3/2007 -3700  $16.20
 4/4/2007 -78  $16.13
 4/5/2007 1150  $16.09
 4/9/2007 3835  $16.09
 4/13/2007 950  $16.08
 4/16/2007 500  $16.09
 4/17/2007 8530  $16.08
 4/18/2007 3200  $16.07
 4/19/2007 1450  $16.06
 4/20/2007 1850  $16.05
 4/24/2007 2300  $16.11
 4/25/2007 950  $16.16
 4/26/2007 325  $16.12
 5/1/2007 2000  $16.16
 5/2/2007 2100  $16.16
 5/2/2007 -30  $16.19
 5/3/2007 475  $16.16
 5/7/2007 7025  $16.16
 5/9/2007 -55  $16.21
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice-President
Date:   May 10, 2007